SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to __________
Commission file number 1-16427
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Certegy Inc 401(k) Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

CERTEGY INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Reports of Independent Registered Public Accounting Firms Thereon)

CERTEGY INC. 401(k) PLAN
Financial Statement and Supplemental Schedule
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services,
     Inc. Group Plans Committee:
We have audited the accompanying statement of net assets available for benefits of Certegy Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1(i) to the financial statements, management intends to terminate the Plan during 2006 and merge the Plan into the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 29, 2006
Jacksonville, Florida
Certified Public Accountant

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc. Group Plans Committee
Certegy Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of the Certegy Inc. 401(k) Plan as of December 31, 2004. The statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia
June 6, 2005

CERTEGY INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$81,678,001	70,288,751
Employer contribution receivable	1,722,341	1,648,264

Total assets	83,400,342	71,937,015

Net assets available for benefits	$83,400,342	71,937,015

See accompanying notes to financial statements.

CERTEGY INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Investment income:
Net appreciation in fair value of investments	$7,532,558
Interest	229,512

Total investment income	7,762,070

Contributions:
Participant	6,924,857
Employer	1,722,341
Rollovers from qualified plans	571,890

Total contributions	9,219,088

Total additions	16,981,158

Deductions:
Distributions to participants	(5,517,831)

Total deductions	(5,517,831)

Net increase	11,463,327

Net assets available for benefits:
Beginning of year	71,937,015

End of year	$83,400,342

See accompanying notes to financial statements.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan
(a)	General

The following description of the Certegy Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which became effective July 3, 2001 and is subject to the Employee Retirement Income Security Act of 1974, as amended. Generally, all U.S. salaried employees of the participating companies of Certegy Inc. (the “Company” or “Certegy”) and its subsidiaries are eligible to participate in the Plan upon hire.

On September 14, 2005, the Company through Fidelity National Information Services, Inc. (“FIS”) entered into a definitive merger agreement with Certegy under which FIS and Certegy would combine operations to form a single publicly traded company to be called Fidelity National Information Services, Inc. (NYSE:FIS). On January 26, 2006, Certegy’s shareholders approved the merger which was subsequently consummated on February 1, 2006.

(b)	Contributions

Each participant may make basic contributions of up to 2% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. The Company will match 100% of the first 2% of salary contributed by participants during the Plan year. Participants may also make contributions of the next 3% to 6% of total salary, as defined (plus contributions). The Company match on plus contributions is discretionary. The Company elected not to make any contributions relative to plus contributions in 2005. In addition, each non-highly compensated participant may elect to make supplemental contributions of the next 7% to 20% of their gross pay on a pretax or an after-tax basis through payroll deductions, subject to certain limits. Supplemental contributions are not matched.

Matching contributions are net of any in-service after-tax withdrawals, lump-sum cash contributions, and roll-over contributions. Employer contributions may not exceed the maximum amount which is deductible under the Internal Revenue Code (the “Code”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to retirement, disability or death or a participant is age 65 or older upon termination. For 2005 and 2004, matching contributions were automatically invested in the Certegy Stock Fund (CSF). However, once the initial contribution is made, the participant can transfer all or a part of the match from the CSF to any of the available investment options. Effective February 1, 2006, matching contributions will be automatically invested in the Fidelity National Information Services Stock Fund.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined as of the end of the Plan year. Company contributions for 2005 were not made or received by the Plan until 2006. Earnings on these deposits are accumulated and may be used to reduce the total cash required for the Company contribution. The required Company match for 2005 of $1,722,341 was funded in early 2006. The required Company match for 2004 of $1,648,264 was funded in early 2005.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(c)	Vesting

Participants’ are immediately vested in their contributions plus actual earnings. Company contributions are vested with those participants upon allocation.

(d)	Administration

During 2003, the trustee of the Plan was changed from Fidelity Management Trust Company to SunTrust Banks, Inc. (Trustee). Financial Administrative Services Corporation (FASCorp) performs participant record keeping and other administrative duties for the Plan. For 2005 and until January 31, 2006, the Certegy Inc. Group Plans Committee was appointed by the Company’s board of directors and oversaw the Plan’s operations. Effective February 1, 2006, the Fidelity National Information Services, Inc. Group Plans Committee will oversee the Plan’s operations.

(e)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by SunTrust affiliates, as well as two collective trusts. In addition, participants may elect to invest their contributions in the Company’s common stock through a unitized fund, which includes an investment in a money market fund for liquidity purposes. The balances for participants who previously invested in shares of Equifax common stock under the Equifax 401(k) Plan were transferred into the Frozen Equifax Stock Fund to which no further contributions can be made.

(f)	Benefits

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59 1/2. Upon occurrence of one of these events and upon the election of the participant, the Plan will distribute to the participant a portion of the participant’s entire account balance as specified in the Plan document. This lump-sum distribution is payable in cash, Company common stock, or a combination of the two at the participant’s election.

Effective March 28, 2005, if a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically. Prior to March 28, 2005, if a participant’s account balance was less than $5,000 upon retirement, a distribution of the participant’s account was made automatically. If a participant’s account balance is greater than $1,000 and is less than $5,000 upon retirement or termination, the participant may choose to take a lump-sum distribution, roll over the entire vested benefit into another qualified retirement plan or Individual Retirement Account (IRA), or leave the benefit in the Plan.

The after-tax portion of a participant’s account balance is available for withdrawal at any time. In-service withdrawals of the Company-matching portion of a participant’s account are not allowed.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(g)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s earnings (losses), Company contributions, and the participant’s contributions. Allocations of earnings (losses) are based on relative account balances and investment elections, as defined.

(h)	Loans to Participants

The Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

(i)	Plan Termination

On February 1, 2006, Certegy Inc. was merged with Fidelity National Information Services, Inc. It is anticipated that the Plan will be merged into the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan in 2006 which will provide substantially the same benefits as the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2005 are investments in Employer common stock (399,577 shares) amounting to $17,433,067 whose value represents approximately 21% of the Plan’s net assets. The Employer common stock at December 31, 2005 is comprised entirely of common stock of Certegy Inc.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Included in the Plan’s net assets available for benefits at December 31, 2004 are investments in Employer common stock (383,993 shares) amounting to $14,683,843 whose value represents approximately 20% of the Plan’s net assets. The Employer common stock at December 31, 2004 is comprised entirely of common stock of Certegy Inc.

(e)	Administrative Expenses

The Plan provides that all administrative expenses are paid by the Plan. However, the Company may, in its sole discretion, choose to pay all or part of these expenses. Accordingly, the Company paid all Plan expenses in 2005.

(f)	Investment Valuation and Income Recognition

Investments of the Plan, except the SunTrust Retirement Stable Asset Fund and the SunTrust Retirement 500 Index, are carried at fair value as determined by quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

The SunTrust Retirement Stable Asset Fund and the SunTrust Retirement 500 Index are collective trusts that invest in guaranteed investment contracts and synthetic investment contracts and are valued at net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.
(3)	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Certegy Inc. common stock	$17,433,067	14,683,843
Goldman Sachs Mid Value Fund	7,926,418	5,478,548
SunTrust Retirement 500 Index FD Class B	7,161,405	7,033,276
Equifax Inc. common stock	6,779,721	6,555,057
STI Classic Small Cap Value Equity FD	6,667,140	5,801,153
STI Classic Prime Quality Money Market	5,281,792	4,866,319
STI Classic Life Vision Growth & Inc.	4,393,006	4,132,318
T. Rowe Price MID-CAP Growth Fund	4,261,101	—
All other investments less than 5%	21,774,351	21,738,237

	$81,678,001	70,288,751

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
The net realized and unrealized appreciation in the fair value of investments, as determined by quoted market prices, for the year ended December 31, 2005 follows:

Common stock:
Certegy Inc.	$2,247,257
Equifax Inc.	1,954,548
Registered investment companies	2,881,244
Collective trust funds	449,509

$7,532,558

(4)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.

(5)	Related-Party Transactions

Certain Plan investments are shares of common collective trust funds, mutual funds, and registered investment companies managed by SunTrust Investments (“SunTrust”). SunTrust is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of the common stock of the Company and an Affiliated Company, also parties-in-interest.

SUPPLEMENTAL SCHEDULE

CERTEGY INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest, number of shares,		Current
	lessor or similar party	collateral, par or maturity value	Cost	value
*	Certegy Inc.	Common stock, 399,577 shares	(1)	$17,433,067
	Equifax Inc.	Common stock, 168,487 shares	(1)	6,779,721

	Collective Trust Funds:
*	SunTrust Investments	SunTrust Retirement Stable Asset Fund, 114,215 shares	(1)	4,152,028
*	SunTrust Investments	SunTrust Retirement 500 Index FD Class B, 750,915 shares	(1)	7,161,405

	Money Market Funds:
*	SunTrust Investments	STI Classic Prime Quality Money Market, 5,281,792 shares	(1)	5,281,792

	Shares of registered investment Companies:
	MFS Funds	MFS Massachusetts Investors Growth Fund, 144,473 shares	(1)	1,855,040
	Putnam Funds	Putnam International Equity Fund, 57,205 shares	(1)	1,494,757
	Templeton Funds	Templeton Foreign Fund, 148,347 shares	(1)	1,881,039
	Goldman Sachs	Goldman Sachs MID Value Fund, 226,469 shares	(1)	7,926,418
*	SunTrust Investments	STI Classic Small Cap Value Equity FD, 363,134 shares	(1)	6,667,140
*	SunTrust Investments	STI Classic Life Vision Aggressive GWTH, 58,547 shares	(1)	680,320
*	SunTrust Investments	STI Classic Life Vision Moderate GRTH, 242,868 shares	(1)	2,569,545
*	SunTrust Investments	STI Classic US Government Securities, 78,519 shares	(1)	812,675
	MFS Funds	MFS New Discovery Fund, 33,703 shares	(1)	578,354
	T. Rowe Price	T. Rowe Price MID-CAP Growth Fund, 79,841 shares	(1)	4,261,101
	AllianceBernstein Funds	AllianceBernstein Growth & Income Fund, 523,432 shares	(1)	2,009,978
*	SunTrust Investments	STI Classic Capital Appreciation Fund, 64,708 shares	(1)	795,903
*	SunTrust Investments	STI Classic Life Vision Growth & Inc., 368,232 shares	(1)	4,393,006
	MFS Funds	MFS Research Bond Fund, 321,889 shares	(1)	3,257,514

	Participant loans	Varying maturities and interest rates from 5% to 10.5% for 2005. A total of 303 loans are outstanding.		1,687,198

				$81,678,001

* Represents a party-in-interest.
(1) Cost information has not been included because investments are participant directed.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Certegy Inc. 401(k) Plan
Date: June 29, 2006	/s/ KELLY FEESE
KELLY FEESE
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.

23	Consent of KPMG LLP

23.1	Consent of ERNST & YOUNG LLP